Wonder International Education & Investment Group Corporation

8040 E. Morgan Trail, #18

Scottsdale, AZ 85258

480-966-2020

April 19, 2013

Mr. Terry French

Accountant Branch Chief

Securities and Exchange Commission

Washington, DC 20549

Re: Wonder International Education & Investment Group Corporation (“Company”)

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed April 16, 2012

File No. 333-163635

Dear Mr. French:

Reference is made to your Comment Letter dated March 28, 2013 (“Comment Letter”) regarding the financial statements of Wonder University as it relates to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2012 and subsequent years.

Please be advised that the Company intends to comply with your request as stated in the Comment Letter. Accordingly, we intend to file an amended Form 10-K for the 2012 year end period which will include the requested audited statements of Wonder University. This filing will occur on or before June 30, 2013.

We trust that the above is responsive to the Staff’s comments and questions, but we remain available to answer any addition questions that the Staff may have. Please do not hesitate to contact our attorney Daniel H. Luciano at 908-832-5546, if you have any questions regarding this letter.

Sincerely,

/s/ Xiang Wei

Mr. Xiang Wei

Chief Executive Officer